Exhibit 99.4

SPEEDWAY MOTORSPORTS, INC.

Charter of the Nominating/Corporate Governance Committee

of the Board of Directors

As adopted on December 11, 2002

I.	Committee Purpose.

It is the purpose of the Committee to identify individuals qualified to become members of the Board of Directors and to select, or recommend that the Board of Directors select, the director nominees for the next Annual Meeting of Stockholders. The Committee also develops and recommends to the Board of Directors, and modifies as necessary, corporate governance principles applicable to the Company and its business strategy and operations.

II.	Committee Composition and Meetings.

The members of the Committee are appointed by the Board of Directors. The Committee consists of not less than three nor more than five Directors. Each member of the Committee must qualify as “independent” under the corporate governance rules of the New York Stock Exchange, which qualification includes an affirmative determination by the Board of Directors that each member has no material relationship with the Company and appropriate disclosure of such determination. Each member of the Committee serves at the pleasure of the Board or until a successor is appointed. One member is designated by the Board of Directors as Chairman of the Committee and serves in that capacity until a successor is appointed. The Chairman of the Committee, in consultation with the members of the Committee, will determine the frequency and length of Committee meetings. The Chairman of the Committee, in consultation with appropriate members of the Committee and management, will develop the Committee’s agenda. The Committee may delegate to a subcommittee consisting solely of Committee members such duties and responsibilities as shall be designated by a majority of the Committee.

The Committee meets at least two times each year, and more frequently if circumstances warrant. The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend any meetings and to provide such pertinent information as the Committee may request. The Committee keeps written minutes of its meetings, and the minutes are recorded or filed with the books and records of the Company.

III.	Committee Duties and Responsibilities.

A.	Director Nominations.

(1) The Committee is responsible for proposing to the Board of Directors a slate of nominees to be presented to the stockholders for election at each Annual Meeting of Stockholders.

(2) The Committee may propose to the Board of Directors nominees to fill any vacancies on the Board of Directors that may exist or arise between Annual Meetings of Stockholders.

(3) Prior to making any such recommendation to the Board of Directors, the Committee shall review the background and qualifications of each nominee to determine such nominee’s experience, competence and character and shall assess such nominee’s potential contributions to the Board of Directors, taking into account the then existing composition of the Board of Directors and such other matters as the Committee deems appropriate.

(4) The Committee is responsible for reviewing with the Board of Directors, on an annual basis, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment should include issues of judgment, knowledge, diversity, age and skills, all in the context of an assessment of the perceived needs of the Board at that point in time. The report to the Board of Directors should be done following the end of each fiscal year and at the same time as the Committees’ report on Board performance.

(5) The Committee, from time to time, conducts studies of the size and composition of the Board of Directors.

(6) The Committee, in conjunction with the Chief Executive Officer, will formally review each Director’s continuation on the Board every three years prior to standing for re-election.

(7) The Committee plans for the departure of directors and the designation of new directors by establishing procedures for director retirement and replacement.

(8) After consultation with the Chairman of the Board and the Chief Executive Officer and taking into consideration the preferences and qualifications of individual directors, the Committee recommends to the Board of Directors the membership of each standing committee of the Board of Directors.

(9) In the event that the Committee determines that it is desirable or necessary to engage a consultant or other advisor to assist the Committee in identifying director candidates or conducting studies or otherwise performing its tasks, the Committee is authorized, in its sole discretion, to retain, determine the fees and other retention terms of, and terminate any such consultant or advisor.

B.	Corporate Governance.

The duties and responsibilities of the Committee are to implement effectively the purpose of the Committee, as described above. Specific duties and responsibilities shall include, but not be limited to, the following:

(1) Determine annually the independence of directors and ensure that a majority of the Board of Directors is independent, as defined in the corporate governance rules of the New York Stock Exchange. The Committee also will ensure that members of the Audit Committee of the Board of Directors satisfy the independence standards of the New York Stock Exchange and of the Sarbanes-Oxley Act of 2002.

(2) Review annually the overall performance and effectiveness of the Board of Directors and report the results thereof to the Board of Directors and recommend improvements where warranted. The report to the Board of Directors should be done following the end of each fiscal year and at the same time as the report on Board membership criteria.

(3) Designate and publicly disclose the Chairman of the Committee as the independent director who will preside at regularly scheduled executive sessions (without management present) of the independent directors, in accordance with the corporate governance rules of the New York Stock Exchange. The Chairman of the Committee will communicate the independent directors’ annual evaluation of the Chairman of the Board and the Chief Executive Officer to the Chairman of the Board and the Chief Executive Officer.

(4) Review at least annually and recommend revisions, as appropriate, to the Board of Directors’ Corporate Governance Guidelines.

(5) Conduct an annual review and evaluation of the performance of the Committee and report the results thereof to the Board of Directors.

(6) Report to the Board of Directors at the next succeeding meeting of the Board of Directors any actions taken by the Committee.

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